LINUX GOLD CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

April 14, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Mr. Carl Hiller, Branch Chief and Craig Arakawa

Re:	Linux Gold Corp. (“Linux” or the “Company”) Form 20-F for the fiscal year ended February 28, 2009 Filed September 14, 2009 File No. 000-30084

Dear Sirs:

This letter, further to our letter dated March 3, 2010, responds to your letter dated February 18, 2010, commenting on Linux’s financial statements and related disclosures contained in its Form 20 for the fiscal year ended February 28, 2009 filed on September 14, 2009 (“Form 20”). The item numbers in this response correspond to the numbered comments in your letter of February 18, 2010.

Form 20-F for the fiscal year ended February 28, 2009

Trend Information, page 29

1.

The Company has revised its disclosure to include information about trends, uncertainties, demands, commitments and events that are reasonably likely to have a material effect on our operations or financial condition, or which would cause our reported financial information to not necessarily to be indicative of future operating results or financial condition.

Item 15. Controls and Procedures, page 45

2.

We have amended our disclosure to include the paragraph which indicates there were no changes in internal control over financial reporting that occurred during the fiscal year ended February 28, 2009 that have materially affected, or are reasonably likely to material affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

3.	We inadvertently omitted the audit report of Smythe Ratcliffe covering the financial statements for the year ended February 29, 2008. We have corrected this omission in the filing of our 20- F/A.

Messrs. Carl Hiller, Branch Chief
Craig Arakawa, Division of Corporate Finance
April 14, 2010 - Page 2

Notes to the Consolidated Financial Statements

Note 15. Subsequent Events, page F-19

4.	The following provides information with respect to the warrants which were extended.

Nature of the warrants
In fiscal 2008 and 2009, these warrants were issued together with common shares of the Company as a unit pursuant to a private placement of units for cash.

Purposes of the extensions
The Company extended the expiry date of the warrants in order to have the opportunity to raise additional equity which could be received from the exercise of the warrants; and also to allow the warrantholders further opportunity to capitalize on their investment.

Method used for calculation
Fair values of all warrants’ initial issuances and extensions (both before and after the modifications) were calculated using the Black-Scholes pricing model.

Extent of the costs and periods for recognition
Costs calculated using the Black Scholes model are referenced below to Note 15:

a)	On 27 March 2009, the Company extended the expiry date of 500,000 share purchase warrants exercisable at a price of US$0.25 per common share from 27 March 2009 to 27 March 2010.

b)	On 1 June 2009, the Company extended the expiry date of 1,412,500 share purchase warrants exercisable at a price of US$0.30 per common share from 1 June 2009 to 1 June 2010

c)	On 5 June 2009, the Company extended the expiry date of 4,055,000 share purchase warrants exercisable at a price of US$0.20 per common share from 5 June 2009 to 5 June 2010.

Item	a)	b)	c)

Value per Black Scholes	CAD$608	CAD$1,353	CAD$18,447
Costs reported in periods	Q1, 2010	Q2, 2010	Q2, 2010

Rationale for recognizing the costs in the same periods as approvals for extensions
Full values of the extended warrants were recognized upon their approvals, because all warrants were exercisable into the Company’s common shares immediately after approval with no further consideration required from the warrant holders in exchange for the extensions.

Exhibits 12.1 and 12.2, and Exhibits 31.1 and 31.2

5.	We have amended Exhibits 12.1 and 12.2 to replace all references to “small business issuer” with “company”.

Messrs. Carl Hiller, Branch Chief
Craig Arakawa, Division of Corporate Finance
April 14, 2010 - Page 3

In addition to the above responses, we have also provided updated Exhibits 13.1 and 13.2.

We have filed our Form 20-F/A along with this cover letter on EDGAR.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (604) 278-5996 if you have any questions.

Very truly yours,

Reg Technologies Inc.

/s/ John Robertson

John Robertson
President